Exhibit 1

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement

CHINA UNICOM LIMITED	(Stock code: 762)
(Incorporated in Hong Kong with limited liability under Companies Ordinance)

ANNOUNCEMENT

The Board of the Company is pleased to announce the unaudited consolidated results of the Group for the first quarter ended 31 March 2004.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the first quarter ended 31 March 2004.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the first quarter ended 31 March 2004

		Unaudited For the first quarter ended 31 March
	Note	2004	2003
		RMB’000	RMB’000

Operating Revenue (Turnover):
GSM Business		11,775,208	10,025,229
CDMA Business		5,727,495	3,407,707
Data and Internet Business		940,016	815,559
Long Distance Business		369,485	499,470
Paging Business		—	368,778

Total service revenue		18,812,204	15,116,743
Sales of telecommunications products		780,755	867,690

Total operating revenue	3	19,592,959	15,984,433

Operating expenses:
Leased lines and network capacities		(1,722,757)	(925,622)
Interconnection charges		(1,701,171)	(1,132,077)
Depreciation and amortisation		(4,561,235)	(4,079,379)
Personnel		(1,106,093)	(1,108,482)
Selling and marketing		(4,593,849)	(3,205,233)
General, administrative and other expenses		(2,497,745)	(2,001,272)
Cost of telecommunications products sold		(911,490)	(1,018,743)

Total operating expenses	3	(17,094,340)	(13,470,808)

		Unaudited For the first quarter ended 31 March
	Note	2004	2003
		RMB’000	RMB’000

Operating profit		2,498,619	2,513,625

Interest income		23,016	79,854
Finance costs		(499,242)	(579,030)
Other income, net		2,843	6,502

Profit before taxation		2,025,236	2,020,951

Taxation		(627,929)	(730,615)

Profit after taxation		1,397,307	1,290,336

Minority interests		—	(4,439)

Profit attributable to shareholders		1,397,307	1,285,897

Basic earnings per share (RMB)	2	0.111	0.102

Diluted earnings per share (RMB)	2	0.111	0.102

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of 31 March 2004

	Unaudited As of 31 March 2004	Audited As of 31 December 2003
	RMB’000	RMB’000

Non-current assets:
Property, plant and equipment, net	116,895,295	118,104,848
Goodwill	3,272,597	3,315,468
Other assets	5,038,697	5,849,430
Deferred tax assets	288,126	324,900

Total non-current assets	125,494,715	127,594,646

Current assets:
Current portion of deferred tax assets	1,035,480	873,849
Amounts due from related parties	584,795	263,414
Amounts due from domestic carriers	126,738	184,613
Prepayments and other current assets	3,893,273	3,147,777
Inventories	2,121,200	2,169,354
Accounts receivable, net	6,614,135	5,471,547
Short-term bank deposits	912,960	912,794
Bank balances and cash	12,290,884	9,219,936

Total current assets	27,579,465	22,243,284

Current liabilities:
Payables and accrued liabilities	17,262,153	17,098,420
Amounts due to Unicom Group	569,318	432,047
Amounts due to related parties	246,035	108,891
Amounts due to domestic carriers	1,041,806	778,841
Current portion of obligations under finance leases	27,596	25,435
Current portion of long-term bank loans	5,168,046	7,197,877
Taxes payable	1,110,641	623,857
Advances from customers	6,963,215	6,666,086
Short-term bank loans	9,837,946	10,975,199

Total current liabilities	42,226,756	43,906,653

Net current liabilities	(14,647,291)	(21,663,369)

Total assets less current liabilities	110,847,424	105,931,277

	Unaudited As of 31 March 2004	Audited As of 31 December 2003
	RMB’000	RMB’000

Financed by:
Shareholders’ equity:
Share capital	1,332,285	1,331,390
Share premium	52,537,677	52,483,266
Reserves	1,719,331	1,719,331
Retained profits
Proposed final dividend	1,256,159	1,255,317
Others	14,222,651	12,826,186

Shareholders’ equity	71,068,103	69,615,490

Non-current liabilities:
Long-term bank loans	39,680,015	36,212,791
Obligations under finance leases	97,558	99,719
Other long-term liabilities	1,748	3,277

Total long-term liabilities	39,779,321	36,315,787

	110,847,424	105,931,277

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the first quarter ended 31 March 2004

			Unaudited For the first quarter ended 31 March
	Note		2004	2003
			RMB’000	RMB’000

Net cash inflow from operations	(a	)	6,146,121	6,544,304
Interest received			24,675	93,853
Interest paid			(586,019)	(731,798)
PRC income tax paid			—	(106,501)

Net cash inflow from operating activities			5,584,777	5,799,858

Investing activities
Purchase of property, plant and equipment			(3,257,334)	(5,848,387)
Sale of property, plant and equipment			5,266	2,130
(Increase)/decrease in short-term bank deposits			(166)	2,379,743
Payment of direct acquisition cost of Unicom New Century			(4,566)	(1,241)
Payment of direct acquisition cost of Unicom New World			(11,234)	—
Sale of Guoxin Paging			450,000	—
Purchase of trading securities			—	(9,956)
Sale of trading securities			—	33,219
Sale of investment securities			—	6,045
Purchase of other assets			(51,241)	(80,080)

Net cash outflow from investing activities			(2,869,275)	(3,518,527)

Financing activities
Proceeds from exercise of share options			55,306	—
Proceeds from short-term bank loans			2,188,451	1,942,363
Proceeds from long-term bank loans			5,147,809	1,369,013
Repayment of short-term bank loans			(3,325,703)	(1,361,363)
Repayment of long-term bank loans			(3,710,417)	(6,464,135)

Net cash inflow/(outflow) from financing activities			355,446	(4,514,122)

Net increase/(decrease) in cash and cash equivalents			3,070,948	(2,232,791)
Cash and cash equivalents, beginning of period			9,169,936	14,433,498

Cash and cash equivalents, end of period			12,240,884	12,200,707

Analysis of the balances of cash and cash equivalents:
Cash balance			6,358	7,224
Bank balance			12,284,526	12,193,483
Less: Restricted cash	(i	)	(50,000)	—

			12,240,884	12,200,707

Note (i): As of 31 March 2004, approximately RMB50 million bank balances (31 December 2003: approximately RMB50 million) was restricted by the bank to secure for long-term bank loans.

(a)                                  The reconciliation of profit before taxation to net cash inflow from operations is as follows:

	Unaudited For the first quarter ended 31 March
	2004	2003
	RMB’000	RMB’000

Profit before taxation	2,025,236	2,020,951
Adjustments for:
Depreciation and amortisation	4,561,235	4,079,379
Amortisation of deferred customer acquisition costs of contractual CDMA subscribers	1,536,941	1,533,209
Interest income	(23,016)	(79,854)
Interest expense	492,485	579,030
Loss on disposal of property, plant and equipment	600	7,136
Provision for doubtful debts	637,370	358,314
Realised gains on trading securities	—	(5,885)
Unrealised gains on trading securities	—	(10,845)
Realised gains on investment securities	—	(3,345)

Operating profit before working capital changes	9,230,851	8,478,090
Increase in accounts receivable	(1,779,958)	(1,754,425)
Decrease in inventories	48,154	464,511
Increase in other assets	(501,087)	(1,374,059)
Increase in prepayments and other current assets	(1,022,996)	(1,017,758)
Decrease in amounts due from domestic carriers	57,875	120,514
Increase in amounts due from related parties	(321,381)	(200,601)
Increase in payables and accrued liabilities	50,154	2,273,025
Increase/(decrease) in advances from customers	297,129	(298,043)
Increase/(decrease) in amounts due to domestic carriers	262,965	(428,782)
(Decrease)/increase in amounts due to related parties	(175,585)	281,832

Net cash inflow from operations	6,146,121	6,544,304

Notes (amounts expressed in RMB unless otherwise stated)

1.                                       Basis of presentation

China Unicom Limited (the “Company”) was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the Company’s subsidiaries are engaged in the provision of GSM and CDMA cellular, data, Internet and long distance services in the PRC. The Company and its subsidiaries are hereinafter referred to as the “Group”.

In 2003, the Company acquired the entire interests of Unicom New World Telecommunications Corporation Limited (“Unicom New World”) which is engaged in the provision of GSM and CDMA cellular telecommunications services in 6 provinces and 3 autonomous regions in the PRC, namely, Shanxi, Hunan, Hainan, Yunnan, Gansu and Qinghai provinces and Inner Mongolia, Ningxia and Xizang. Since the effective date of the acquisition was 31 December 2003, the operating results and financial position of Unicom New World were included in the unaudited condensed consolidated income statement for the first quarter ended 31 March 2004 and the unaudited condensed consolidated balance sheet of the Group as of that date respectively.

In 2003, a subsidiary of the Company, Guoxin Paging Corporation Limited (“Guoxin Paging”) provided paging services in the PRC. On 31 December 2003, the Company sold the entire interest in Guoxin Paging to Unicom Group. Therefore the operating results and financial position of Guoxin Paging were not included in the unaudited condensed consolidated income statement for the first quarter ended 31 March 2004 and the unaudited condensed consolidated balance sheet of the Group as of that date.

2.                                       Basic and diluted earnings per share

Basic earnings per share for the first quarters ended 31 March 2004 and 2003 were computed by dividing the profit attributable to shareholders for the first quarters of approximately RMB1,397,307,000 and RMB1,285,897,000 by the weighted average number of 12,558,240,685 ordinary shares and 12,552,996,070 ordinary shares during the periods respectively.

Diluted earnings per share for the first quarters ended 31 March 2004 and 2003 were computed by dividing the profit attributable to shareholders by the weighted average number of ordinary shares in issue during the periods, after adjusting for the effects of the dilutive potential ordinary shares. All potential dilutive ordinary shares arose from share options granted under (i) the amended Pre-Global Offering Share Option Scheme; and (ii) the amended Share Option Scheme. For the first quarter ended 31 March 2004, all potential dilutive shares arose from additional share option granted in 2002 and 2003 under the amended Share Option Scheme, which if converted to ordinary shares would decrease profit attributable to the shareholders per share. For the first quarter ended 31 March 2003 there was no dilution of net earnings per share after taking into account the dilutive effect of the share options. The anti-dilutive shares arising from the share options of approximately 31,944,000 shares (2003: 66,586,800 shares) were not included in the calculation of diluted earnings per share.

3.                                       Related party transactions

For the first quarter ended 31 March 2004, the Group incurred recurring related party transactions with its related parties of which approximately RMB47,602,000 (2003: approximately RMB316,003,000) were included in operating revenue and approximately RMB1,665,969,000 were included in operating expenses (2003: approximately RMB865,050,000).

FINANCIAL OUTLINE

In pursuing our determined operational mission, the Company continued the coordinated and rapid development of its various business segments for the first quarter of 2004.

1.                                       Operating Revenue

Operating revenue for the first quarter of 2004 was RMB19.59 billion, up by 22.6 percent from the same period last year.

Net additions of subscribers for CDMA Cellular Business were 2.674 million for the first quarter. Operating revenue from this business was RMB6.27 billion, an increase of 61.9 percent from the same period last year, accounting for 34.3 percent of the total operating revenue from Cellular Business. The average minutes of usage (“MOU”) per subscriber per month was 295.2 minutes, the average revenue per subscriber per month (“ARPU”) was RMB93.7.

GSM Cellular Business continued to maintain its steady increase. Net additions of subscribers for the first quarter were 3.097 million. Operating revenue from this business was RMB12.01 billion, up by 17.3 percent from the same period last year. The average MOU per subscriber per month was 186.5 minutes and ARPU was RMB53.0.

In the first quarter, the Company’s total minutes of outgoing international and domestic long distance calls reached 5.35 billion minutes. Net additions of Internet subscribers were 0.388 million. Operating revenue from Long Distance, Data and Internet Business was RMB1.31 billion, which was comparable with the RMB1.32 billion reported for the same period last year.

2.                                       Operating Expense and Finance Costs

Operating expense and finance costs for the first quarter was RMB17.57 billion, increased by 25.8 percent from the same period last year. Operating expenses accounted for RMB17.09 billion, up by 26.9 percent from the same period last year. Among the total operating expenses, selling and marketing expenses were RMB4.59 billion, an increase of 43.3 percent from the same period last year.

3.                                       Profit attributable to shareholders

The Company’s profit before taxation for the first quarter was RMB2.03 billion, up by 0.2 percent from the same period last year. Profit from GSM Cellular Business was RMB1.90 billion. Profit from CDMA Cellular Business was RMB0.02 billion, despite an additional 4.76 million units of network capacities having been leased which gave rise to an increase of RMB0.293 billion in the leased network expenses this quarter. Profit from Long Distance, Data and Internet Business was RMB0.15 billion.

Net profit for the first quarter of 2004 was RMB1.40 billion, up by 8.7 percent from the same period last year. The earnings per share for the first quarter were RMB0.111.

EBITDA* for the first quarter of 2004 was RMB7.06 billion, grew by 7.1 percent from the same period last year. EBITDA margin (i.e. EBITDA as a percentage of operating revenue) was 36.0 percent. GSM Cellular Business’s EBITDA margin was 52.1 percent. EBITDA margin of Long Distance, Data and Internet Business was 33.4 percent.

*  EBITDA represents net profit before interest income, finance costs, net other income, taxation, depreciation and amortisation and minority interests.

CAUTION STATEMENT

The Board wishes to remind investors that the financial statements and the financial outline for the first quarter ended 31 March 2004 are based on the Group’s internal records and management accounts. The financial statements for the first quarter ended 31 March 2004 have not been reviewed or audited by the auditors. The financial statements for the first quarter ended 31 March 2003 are extracted from the unaudited financial statements already disclosed by the Group and the financial statements for the year ended 31 December 2003 are extracted from the audited financial statements as contained in the 2003 Annual Report. Investors are cautioned not to unduly rely on financial data, statistics and comparisons for the first quarter ended 31 March 2004. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

The Board of Directors of the Company comprises of:

Executive Directors:	Wang Jianzhou, Tong Jilu, Zhao Le, Lo Wing Yan, William and Ye Fengping

Non-executive Director:	Liu Yunjie

Independent Non-executive Directors:	Lee Hon Chiu, Wu Jinglian, Craig O. McCaw (Alternate Director to Craig O. McCaw: C. James Judson) and Shan Weijian

By Order of the Board
CHINA UNICOM LIMITED YEE FOO HEI
Company Secretary

Hong Kong, 29 April 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED
(Registrant)

Date: 29 April 2004

	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William Executive Director